______________________________________________________________________________
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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________  to ________

Commission File Number 001-11337

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wisconsin Public Service Corporation
Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Integrys Energy Group, Inc.
(A Wisconsin Corporation)
130 East Randolph Drive
Chicago, IL  60601-6207

______________________________________________________________________________
______________________________________________________________________________

REQUIRED INFORMATION

The following financial statements and schedules of the Wisconsin Public Service Corporation Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Wisconsin Public Service
Corporation Employee Stock
Ownership Plan & Trust

Financial Statements as of and for the
Years Ended December 31, 2009 and 2008,
Supplemental Schedules as of and for the
Year Ended December 31, 2009, and Report of
Independent Registered Public Accounting Firm

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

TABLE OF CONTENTS
_______________________________________________________________________________________________________________________________

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULES	11

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	12

Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2009	13

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Integrys Energy Group, Inc.
Employee Benefits Administrator Committee:

We have audited the accompanying statements of net assets available for benefits of Wisconsin Public Service Corporation Employee Stock Ownership Plan & Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) transactions in excess of five percent of the current value of Plan assets for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, WI
June 15, 2010

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Investments — at fair value:
Common stock of Integrys Energy Group, Inc.	$126,905,588	$107,977,723
Money market fund	1,838	2,338
Mutual funds	2,286,109	1,195,437
Common collective trusts	1,198,429	657,243

Total investments	130,391,964	109,832,741

Receivables:
Employer contribution receivable	1,247,339	892,711
Accrued income receivable	1,001	-

Total Receivables	1,248,340	892,711

NET ASSETS AVAILABLE FOR BENEFITS — at fair value	131,640,304	110,725,452

ADJUSTMENT FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	(2,041)	36,784

NET ASSETS AVAILABLE FOR BENEFITS	$131,638,263	$110,762,236

See notes to financial statements.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS:
Employer contributions	$14,499,043	$13,806,791

Investment income (loss):
Dividend income	7,595,543	6,447,809
Interest income	38	644
Net appreciation (depreciation) in fair value of investments	3,140,056	(21,200,846)

Total investment income (loss)	10,735,637	(14,752,393)

DEDUCTIONS:
Distributions to participants	3,985,430	8,785,973
Dividend distributions	373,223	389,080

Total deductions	4,358,653	9,175,053

NET INCREASE (DECREASE)	20,876,027	(10,120,655)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	110,762,236	120,882,891

End of year	$131,638,263	$110,762,236

See notes to financial statements.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
____________________________________________________________________________________________________________________

1.	DESCRIPTION OF THE PLAN

The following brief description of the Wisconsin Public Service Corporation Employee Stock Ownership Plan & Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information.

General — Wisconsin Public Service Corporation (the “Sponsor”), a wholly owned subsidiary of Integrys Energy Group, Inc. (the “Company”), established the Plan effective January 1, 1975, as a defined contribution employee stock ownership plan. The Plan invests principally in Integrys common stock. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Overall responsibility for administering the Plan rests with the Employee Benefits Administrator Committee (the “Committee”) which consists of Integrys employees. Wells Fargo Bank N.A. (the “Trustee”) is responsible for the management and control of the Plan’s assets and has discretionary responsibility for the investments and management of such assets. The Trustee is also the record keeper for the Plan and maintains the individual participant accounts.

Plan Amendments – The Plan was amended on January 1, 2008 in accordance with the provisions of the Pension Protection Act of 2006. The Plan now offers mutual fund and common collective trust investment options so that participant investment diversification can occur within the Plan (rather than through a transfer out to the respective 401(k) plans). The Plan also was amended on January 1, 2008 to adopt the Internal Revenue Service Code Section 415(c)(3) definition of safe harbor compensation, provide for new safe harbor matching contributions, and add administrative employees currently participating in the Peoples Energy Corporation Employee Capital Accumulation Plan. The Plan was amended on May 1, 2008 and July 1, 2008 to include certain non-administrative employees who participate in the Peoples Energy Corporation Employee Thrift Plan.  The Plan was amended on April 19, 2009 to include certain non-administrative employees that belong to the International Brotherhood of Electrical Workers Local 510.  The Plan was amended on January 15, 2010 to include certain non-administrative employees that belong to Local 12295 of the United Steelworkers Union.

Eligibility —Administrative employees of the Company are generally eligible to participate in the Plan except for limited-term employees (unless limited-term employees work 1,000 hours and/or are participating in one of the Company’s employee savings plans).  Limited-term employees are defined under the Plan as employees of the Company or any affiliate who are hired for a limited period of time, such as temporary summer help or as a student employee who is scheduled to perform services during summer or semester breaks.  Non-administrative employees (employees covered by a collective bargaining agreement) which have an agreement with the company are eligible in the Plan.  Members of Local 310, International Union of Operating Engineers (AFL-CIO) are generally eligible to participate in the plan.  The plan was amended to allow certain non-administrative members from Local 18007 of the Gas Workers Union, UWUA, AFL-CIO, Local 2285 of the International Brotherhood of Electrical Workers, AFL-CIO, International Brotherhood of Electrical Workers Local 510, and Local 12295 of the United Steelworkers Union to participate in the plan.  Each collective bargaining agreement sets forth which non-administrative employees are eligible to participate in the Plan.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants to reflect the employer contributions, as well as the participant’s share of the Plan’s income and any related administrative expenses. Allocations of interest/expense are based on the proportion that each participant’s account balance bears to the total of all participant account balances.

Vesting — Participants are immediately vested in their accounts.

Employer Contributions — Contributions to the Plan on behalf of administrative employees and certain non-administrative employees are made in Integrys common stock.  The matching contributions have a value equal to a 100% match on the first 5% of eligible pay that each participant defers into the Wisconsin Public Service Corporation Administrative Employees’ Savings Plan, the Wisconsin Public Service Corporation Non-Administrative Employees’ Savings Plan (for participants hired or rehired on or after April 19, 2009 for International Brotherhood of Electrical Workers Local 510, December 18, 2009 for Local 310, International Union of Operating Engineers (AFL-CIO), and January 15, 2010 for Local 12295 of the United Steelworkers Union), the Peoples Energy Corporation Employee Capital Accumulation Plan (effective January 1, 2008), or the Peoples Energy Corporation Employee Thrift Plan (for participants hired or rehired on or after May 1, 2008 for GWU Local 18007 and July 1, 2008 for IBEW Local 2285). Such contributions totaled $11,834,181 and $11,233,222 for 2009 and 2008, respectively.

Company contributions to the Plan on behalf of eligible non-administrative employees, except as listed above, are based on 2% of a participant’s gross pay, as defined. Also pursuant to a union contract with Local 310, the Company contributes to the Plan on behalf of eligible non-administrative employees who are members of Local 310 an additional percentage (as described in the collective bargaining agreement based on the participant’s date of hire/rehire) of a participant’s base pay. Contributions pursuant to this collective bargaining agreement with Local 310 employees totaled $2,664,862 and $2,573,569 for 2009 and 2008, respectively.

Investments Options — Contributions to the Plan are non-participant directed into Integrys common stock. Participants have the option to diversify into mutual funds and common collective trusts within the Plan on a quarterly basis. Diversification transactions occur within a certain time period each quarter.  The mutual funds and common collective trusts are managed by Wells Fargo, Fidelity, Neuberger Berman, AIM International, AllianceBernstein, Loomis Sayles, Vanguard, Hartford, Dodge & Cox, American Funds, and the Northern Trust Company.

Payment of Benefits — Benefits paid to participants represent the amount paid during the year to participants who elected to receive the distribution of their account balance. Non-administrative participants may withdraw from their account shares that have been held at least 84 months. Administrative participants may withdraw from their account shares that were received prior to January 1, 2001, and held for at least 84 months. For administrative employees, shares received after January 1, 2001, may be withdrawn only upon termination or retirement.

Former employees may elect to receive distributions quarterly as described in the Plan document, or may defer distribution until the year they attain age 69. Participants who die, become disabled, retire, or otherwise terminate employment with the Company are entitled to elect a distribution as early as the next withdrawal opportunity. To the extent provided for by a qualified domestic relations order, and as determined by the administrator, a lump-sum payment may be made to an alternate payee under such order at the next withdrawal opportunity. Fractional shares and balances diversified into mutual funds or the common collective trusts are paid in cash. Amounts held in Integrys common stock are issued in full share certificates.

Dividend Distributions — Each eligible participant may elect, for dividends declared and payable on stock that is allocated to the participant account, to be paid in cash directly to the participant or be reinvested in the participant’s account. Dividends that are reinvested in the participant’s account are used to purchase additional shares of Integrys stock at the closing market price on the payment date of the dividend.

Voting Rights — Each participant is entitled to exercise voting rights attributable to the shares allocated to the participant’s account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

Termination — Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions and applicable provisions of ERISA. If the Plan were to terminate, each participant’s interest in the Plan would be distributed to each participant or to each participant’s beneficiary as prescribed by the Plan and the Code at the time of termination. Upon termination of the Plan, the Committee shall direct the Trustee to pay all liabilities and expenses of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Investments in Integrys common stock are stated at fair market value based on the closing price reported by the New York Stock Exchange at year end. Mutual fund investments are valued as determined by the Trustee by reference to published market data. The common collective trust funds are stated at fair value as determined by the issuer of the common collective trust based on the fair market value of the underlying investments. The underlying investments in the Wells Fargo Stable Return Fund N4 are stated at fair value and are then adjusted by the issuer to contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Wells Fargo Stable Return Fund N4 is a stable value fund that is a commingled pool within the Wells Fargo Stable Return Fund G for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The Northern Trust Company common collective funds invest primarily in traded securities and have a variety of investment strategies including equity funds, fixed income funds and balanced funds.

Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Contributions Receivable — The Plan records employer contributions receivable when earned by the participants.

Operating Expenses — All expenses of maintaining the Plan are initially paid by the Company, with reimbursement from affiliates for their share of these expenses, and thus are not reflected in the Plan’s financial statements. Such expenses paid by Integrys were $142,213 and $147,384 for the plan years ended December 31, 2009 and 2008, respectively.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no benefits payable as of December 31, 2009 and 2008.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, but primarily investments in shares of Integrys common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The Plan is primarily invested in shares of Integrys common stock. These shares are held in a bank-administered trust fund. This is the only investment that represents 5% or more of the Plan’s net assets. The values of shares held at December 31, 2009 and 2008, are as follows:

	2009	2008

Common stock of Integrys Energy Group, Inc., 3,022,281.214
shares at $41.99 per share and 2,512,278.330 shares at
$42.98 per share, respectively*	$126,905,588	$107,977,723

The investment in Integrys common stock is nonparticipant directed.

*Party-in-interest

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2009	2008

Common stock of Integrys Energy Group, Inc.	$2,705,509	$(20,935,041)
Mutual funds	392,579	(275,198)
Common collective trusts	41,968	9,393

Total	$3,140,056	$(21,200,846)

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2009	2008

Net assets:
Common stock of Integrys Energy Group, Inc.	$126,905,588	$107,977,723
Money market fund	1,838	2,338
Employer contribution receivable	1,247,339	892,711

Total	$128,154,765	$108,872,772

	Year Ended
	2009	2008

Changes in net assets:
Contributions	$14,499,043	$13,806,791
Dividend income	7,559,488	6,428,797
Interest income	38	644
Net appreciation (depreciation)	2,705,509	(20,935,041)
Distributions to participants	(3,287,254)	(8,761,554)
Dividend distributions	(373,223)	(389,080)
Transfers to participant-directed investments	(1,821,608)	(2,160,676)

Total	$19,281,993	$(12,010,119)

5.	FAIR VALUE MEASUREMENTS

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

	Fair Value Measurements
	at December 31, 2009, Using
	Level 1	Level 2	Level 3	Total

Integrys Energy Group, Inc. common stock	$126,905,588	$-	$-	$126,905,588

Cash and cash equivalents	1,838	-	-	1,838

Mutual funds:
Equity	1,436,157	-	-	1,436,157
Balanced	538,871	-	-	538,871
Fixed Income	311,081	-	-	311,081
Total mutal funds	2,286,109	-	-	2,286,109

Common collective trusts:
Equity	-	152,240	-	152,240
Balanced	-	4,962	-	4,962
Fixed Income	-	18,774	-	18,774
Stable Return Fund	-	1,022,453	-	1,022,453
Total common collective trusts	-	1,198,429	-	1,198,429

	$129,193,535	$1,198,429	$-	$130,391,964

	Fair Value Measurements
	at December 31, 2008, Using
	Level 1	Level 2	Level 3	Total

Integrys Energy Group, Inc. common stock	$107,977,723	$-	$-	$107,977,723

Cash and cash equivalents	2,338	-	-	2,338

Mutual funds:
Equity	721,420	-	-	721,420
Balanced	357,459	-	-	357,459
Fixed Income	116,558	-	-	116,558
Total mutual funds	1,195,437	-	-	1,195,437

Common collective trusts:
Stable Return Fund	-	657,243	-	657,243

	$109,175,498	$657,243	$-	$109,832,741

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a money market fund and a common collective trust managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Plan held 3,022,281.214 and 2,512,278.330 shares, respectively, of common stock of Integrys, the sponsoring employer, with a cost basis of $112,625,518 and $96,838,149, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income of $7,558,314 and $6,428,797, respectively, from investments in common stock of Integrys.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Sponsor by a letter dated March 5, 2003, that the Plan and related trust were designed in accordance with applicable regulations of the Code. The Plan has been amended since receiving the determination letter. However, the Sponsor and the Plan administrator believe that the Plan is currently designed and operated in compliance with applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION TO FORM 5500

As of December 31, 2009 and 2008, the Plan reported ($2,041) and $36,784, respectively, of adjustments from fair value to contract value for fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts must be shown at fair value on Form 5500.

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008, and for the year ended December 31, 2009 is as follows:

	2009	2008
Statements of net assets available for benefits:
Net assets available for benefits per financial statements	$131,638,263	$110,762,236
Adjustment from contract value to fair value for fully
benefit-responsive guaranteed investment contracts	2,041	(36,784)

Net assets available for benefits per Form 5500 —
at fair value	$131,640,304	$110,725,452

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$20,876,027
Adjustment from contract value to fair value for fully
benefit-responsive guaranteed investment contracts	38,825

Net income per Form 5500	$20,914,852

* * * * * *

SUPPLEMENTAL SCHEDULES

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description of Investment,
	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par,		Current
Lessor, or Similar Party	or Maturity Value	Cost	Value

Nonparticipant directed:
Integrys Energy Group, Inc.*	3,022,281.214 shares of
	common stock	$112,625,518	$126,905,588

Wells Fargo Short-Term Investment
Money Market Fund*	1,838 shares	1,838	1,838

	Total nonparticipant directed	$112,627,356	$126,907,426

Participant directed:
AIM International Growth Fund	Mutual fund		$223,822
AllianceBernstein International Value Fund	Mutual fund		182,755
American Funds Growth Fund of America	Mutual fund		206,877
Dodge & Cox Stock Fund	Mutual fund		244,746
Fidelity Balanced Fund	Mutual fund		187,577
Hartford Small Company HLS IA Fund	Mutual fund		45,726
Loomis Sayles Small Cap Value Fund	Mutual fund		181,411
Neuberger Berman Partners Fund	Mutual fund		200,128
Northern Trust Company Foreign Equity Fund	Mutual fund		16,927
Vanguard Total Stock Market Index Fund	Mutual fund		133,765
Vanguard Total Bond Market Index Fund	Mutual fund		311,081
Vanguard Target Retirement Fund	Mutual fund		23,714
Vanguard Target Retirement 2005 Fund	Mutual fund		58,157
Vanguard Target Retirement 2015 Fund	Mutual fund		116,603
Vanguard Target Retirement 2025 Fund	Mutual fund		37,114
Vanguard Target Retirement 2035 Fund	Mutual fund		93,009
Vanguard Target Retirement 2045 Fund	Mutual fund		22,697

Total mutual funds			2,286,109

Northern Trust Company Balanced Fund	Common collective trust		4,962
Northern Trust Company Bond Fund	Common collective trust		18,774
Northern Trust Company Mid Cap Equity Fund	Common collective trust		59,456
Northern Trust Company S&P 500 Equity Fund	Common collective trust		15,475
Northern Trust Company S&P 500 Growth Fund	Common collective trust		48,751
Northern Trust Company S&P 500 Value Fund	Common collective trust		19,388
Northern Trust Company Small Cap Equity Fund	Common collective trust		9,170
Wells Fargo Stable Return Fund*	Common collective trust		1,022,453

Total common collective trusts			1,198,429

	Total participant directed		3,484,538

TOTAL INVESTMENTS			$130,391,964

* Indicates a party-in-interest

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

					(f) Expense		(h) Current Value
	(b) Description of Asset				Incurred		of Asset
(a) Identity of Party	(Include Interest Rate and	(c) Purchase	(d) Selling	# of	With	(g) Cost of	on Transaction	(I) Net Gain
involved	Maturity In Case of a Loan)	Price	Price	Transactions	Transaction	Asset	Date	or Loss

SERIES IN SAME SECURITY

Integrys Energy Group, Inc.	Common stock	$ 7,184,150		7			$ 7,184,150
Integrys Energy Group, Inc.	Common stock		$ 1,935,066	12	$ 1,232	$ 2,101,461	$ 1,935,066	$ (166,395)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Wisconsin Public Service Corporation Employee Stock Ownership Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Green Bay and the State of Wisconsin this  16th  day of June 2010.

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
PLAN ADMINISTRATOR

/s/ Diane L. Ford
Diane L. Ford
Member Plan Administrator Committee

/s/ William J. Guc
William J. Guc
Member Plan Administrator Committee

/s/ Bradley A. Johnson
Bradley A. Johnson
Member Plan Administrator Committee

/s/ Joseph P. O’Leary
Joseph P. O'Leary
Member Plan Administrator Committee

/s/ William D. Laakso
William D. Laakso
Member Plan Administrator Committee

EXHIBIT INDEX

WISCONSIN PUBLIC SERVICE CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

FORM 11 –K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K

23.1	Consent of Deloitte &Touche LLP